Exhibit 21.1

SUBSIDIARIES OF
PAPA MURPHY'S HOLDINGS, INC.

Subsidiary	Jurisdiction of Organization
Murphy’s Marketing Services, Inc.	Florida
Papa Murphy’s Company Stores, Inc.	Washington
Papa Murphy’s Intermediate, Inc.	Delaware
Papa Murphy’s International LLC	Delaware
Papa Murphy’s Worldwide LLC	Delaware
PMI Canada ULC	Canada
PMI Holdings, Inc.	Delaware